Filed Pursuant to Rule 433
Registration No. 333-158385
June 30, 2009

FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)



| Structured Investments | HSBC USA Inc. $ Return Enhanced Notes Linked to the Oil Service HOLDRs^{SM} Trust Depositary Receipts, due January 7, 2010 |

General

- The notes offered will have the terms described herein, in the product supplement, prospectus supplement and prospectus. The notes are not principal protected, and you may lose up to 100% of your initial investment.
- **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Return Enhanced Notes.
- This free writing prospectus relates to a single note offering. The purchaser of a note will acquire a security linked to the single reference asset described below.
- Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the related notes.
- Senior unsecured obligations of HSBC USA Inc. maturing January 7, 2010.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's)*
Reference Asset:	The Oil Service HOLDRs^{SM} Trust Depositary Receipts ("OIH") (the "reference asset")
Upside Participation Rate:	300.00%
Maximum Return:	27.00%
Principal Amount:	$1,000 per note.
Trade Date:	July 2, 2009
Pricing Date:	July 2, 2009
Original Issue Date:	July 8, 2009
Final Valuation Date:	January 4, 2010, subject to adjustment as described herein and in the accompanying product supplement.
Ending Averaging Dates:	December 28, 2009, December 29, 2009, December 30, 2009, December 31, 2009 and January 4, 2010 (the final valuation date), subject to adjustment as described herein and in the accompanying product supplement.
Maturity Date:	3 business days after the final valuation date and is expected to be January 7, 2010. The maturity date is subject to further adjustment as described under "Market Disruption Events" herein and under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.
Payment at Maturity:	For each note, the cash settlement value.
Cash Settlement Value:	For each note, you will receive a cash payment on the maturity date that is based on the reference return (as described below):
	If the reference return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:
	(i) the product of (a) the principal amount multiplied by (b) the reference return multiplied by the upside participation rate; and
	(ii) the product of (a) the principal amount multiplied by (b) the maximum return.
	If the reference return is less than 0.00%, you will lose 1% of the principal amount for each percentage point that the reference return is below 0.00%. For example, if the reference return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $\frac{\text{final value} - \text{initial value}}{\text{initial value}}$
Initial Value:	The closing market price of one depository receipt of the Oil Service HOLDRs^{SM} Trust on the pricing date.
Final Value:	The arithmetic average of the closing market price of one depository receipt of the Oil Service HOLDRs^{SM} Trust on the five ending averaging dates, adjusted as described under "Dilution and Reorganization Adjustments" below by the calculation agent.
Closing Market Price:	The official closing price of one depository receipt of the Oil Service HOLDRs^{SM} Trust on any scheduled trading day, adjusted as described under "Fee Adjustments" below by the calculation agent.
Official Closing Price:	The official closing price of one depository receipt of the reference asset on any scheduled trading day as determined by the calculation agent.
Calculation Agent:	The Issuer or one of its affiliates.
CUSIP/ISIN:	4042K0XW0/[●]
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.
Investment in the notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 3 of this document, and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.**
We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes. J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

	Price to Public	Fees and Commissions⁽¹⁾	Proceeds to Issuer
Per Note	$1,000	0.50%	99.50%
Total	$	$	$

⁽¹⁾ Certain fiduciary accounts will pay a purchase price of $995 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
June 30, 2009

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any securities comprising the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this free writing prospectus and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive reference return by 300.00%, up to the maximum return on the notes of 27.00%, or a maximum payment at maturity of $1,270 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO PERFORMANCE OF THE OIL SERVICE HOLDRs^{SM} TRUST —** The Oil Service HOLDRs^{SM} Trust (the "Reference Issuer") is an investment that holds shares of common stock issued by a group of specified companies that were generally considered to be involved in various segments of the oil service industry. Oil Service HOLDRs^{SM} Trust was formed under a Depositary Trust Agreement dated as of February 6, 2001 among The Bank of New York, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the initial depositor, other depositors and the owners of the depositary receipts of Oil Service HOLDRs^{SM} Trust. These depositary shares are separate from the underlying securities that are represented by the depositary shares.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the notes as pre-paid forward or other executory contracts with respect to the reference asset.

Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as short-term capital gain or loss. For a further discussion of U.S. federal income tax consequences related to the notes, see the section "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the reference asset or any of the component securities of the reference asset. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT –** A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this free writing prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the reference return is positive or negative. Your investment will be fully exposed to any decline in the price of the reference asset as compared to the initial value. **YOU MAY LOSE ALL OF YOUR INVESTMENT**.

- **YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the final value is greater than the initial value, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of 27.00% of the principal amount, regardless of the appreciation in the reference asset, which may be greater than the maximum return and could be significant. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM RETURN**.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this free writing prospectus is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the reference asset would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the reference asset and the value of the notes.

- **THE CLOSING MARKET PRICE OF THE REFERENCE ASSET IS SUBJECT TO ADJUSTMENT AND MAY NOT REFLECT THE OFFICIAL CLOSING PRICE OF THE REFERENCE ASSET ON THAT SCHEDULED DAY**— If the calculation agent determines on any scheduled trading day on which the value of the reference asset must be calculated that an adjustment to the market price is appropriate to account for certain charges, taxes or fees that would be payable by a holder of the reference asset, the calculation agent may adjust that market price by subtracting from that market price the adjustment amount. Therefore, the market price of the reference asset, as adjusted, may not reflect the actual market price as of the applicable scheduled trading day. Any such adjustment may reduce the payment at maturity, and thus, adversely affect the value of your notes. See "Fee Adjustments" below for additional information.

- **THE VALUE OF THE REFERENCE ASSET IS NOT NECESSARILY REPRESENTATIVE OF THE OIL INDUSTRY**— While the shares of common stock held by the reference asset (the "underlying shares") are common stocks of companies generally considered to be involved in various segments of the oil service industry, the underlying shares and therefore the value of the reference asset may not necessarily follow the price movements of the entire oil service industry generally. If the underlying shares decline in value, the value of the reference asset will decline in value even if common stock prices in the oil service industry generally increase in value.

- **THE STOCK PRICES OF OIL SERVICE COMPANIES HAVE BEEN AND WILL LIKELY CONTINUE TO BE VOLATILE**— The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the Organization of Petroleum Exporting Companies ("OPEC") to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Price volatility of the underlying shares may adversely affect the price of the reference asset and consequently the trading value of the notes.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT CONCENTRATED INDUSTRY** — The underlying shares are all common stocks of companies generally considered to be involved in various segments of the oil service industry. Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a single industry. An investment in the notes linked to the performance of the Oil Service HOLDRs^{SM} Trust lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of stock prices of companies in the oil service industry would adversely affect the performance of the Oil Service HOLDRs^{SM} Trust and, consequently, the value of the notes.

- **LIMITED ANTIDILUTION PROTECTION** — The calculation agent will adjust the final value and consequently the reference return and the cash settlement value for certain events affecting the underlying shares, such as stock splits and corporate actions. The calculation agent is not required to make an adjustment for every corporate action which affects the underlying shares. If an event occurs that does not require the calculation agent to adjust the amount of the underlying shares, the market price of the notes may be materially and adversely affected. See "Dilution and Reorganization Adjustments" below for additional information.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the reference asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the reference asset;

  - the time to maturity of the notes;

  - the dividend rate on the equity securities underlying the reference asset;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological, regulatory or judicial events that affect the underlying shares included in the Index or the markets generally; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the reference asset?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an initial value of $100.00 and reflect an upside participation rate of 300.00% and the maximum return on the notes of 27.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Value	Reference Return	Total Return
$180.00	80.00%	27.00%
$170.00	70.00%	27.00%
$160.00	60.00%	27.00%
$150.00	50.00%	27.00%
$140.00	40.00%	27.00%
$130.00	30.00%	27.00%
$125.00	25.00%	27.00%
$120.00	20.00%	27.00%
$115.00	15.00%	27.00%
$110.00	10.00%	27.00%
$109.00	9.00%	27.00%
$105.00	5.00%	15.00%
$102.50	2.50%	7.50%
$101.00	1.00%	3.00%
$100.00	**0.00%**	**0.00%**
$95.00	-5.00%	-5.00%
$90.00	-10.00%	-10.00%
$85.00	-15.00%	-15.00%
$80.00	-20.00%	-20.00%
$70.00	-30.00%	-30.00%
$60.00	-40.00%	-40.00%
$50.00	-50.00%	-50.00%
$40.00	-60.00%	-60.00%
$30.00	-70.00%	-70.00%
$20.00	-80.00%	-80.00%
$10.00	-90.00%	-90.00%
$0.00	-100.00%	-100.00%



Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the reference asset increases from the initial value of $100.00 to a final value of $105.00. Because the final value of $105.00 is greater than the initial value of $100.00 and the reference return of 5.00% multiplied by the upside participation rate of 300.00% does not exceed the maximum return of 27.00%, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5.00\% \times 300.00\%)] = \$1,150$$

Example 2: The level of the reference asset increases from the initial value of $100.00 to a final value of $110.00. Because the final value of $110.00 is greater than the initial value of $100.00 and the reference return of 10% multiplied by the upside participation rate of 300.00% exceeds the maximum return of 27.00%, the investor receives a payment at maturity of $1,270 per $1,000 principal amount note, the maximum payment on the notes, calculated as follows:

$$\$1,000 + [\$1,000 \times 27.00\%] = \$1,270$$

Example 3: The level of the reference asset decreases from the initial value of $100.00 to a final value of $60.00. Because the final value of $60.00 is less than the initial value of $100.00, the reference return of -40.00% is negative and the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -40.00\%) = \$600$$

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset or any of the securities comprising the underlying index. All disclosures contained in this free writing prospectus regarding the reference asset, including its make-up, performance, method of calculation and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset or stocks comprising the reference asset contained in this free writing prospectus. You should make your own investigation into the reference asset as well as stocks included in the reference asset.

The Oil Service HOLDRs^{SM} Trust

The Oil Service HOLDRs^{SM} Trust (the "Trust") was formed pursuant to a Depositary Trust Agreement, dated as of February 6, 2001, among The Bank of New York, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the initial depositor, other depositors and the owners of the Oil Service HOLDRs. The Trust is not a registered investment company under the Investment Company Act of 1940.

The Trust issued depository receipts under the Depositary Trust Agreement. The depository receipts represent an undivided beneficial ownership interest in the shares of securities held by the Trust. The depository receipts are separate from the underlying shares that are represented by the depository receipts.

The depository receipts are listed on the NYSE Arca under the trading symbol "OIH".

Description of the underlying shares

The underlying shares are the common stocks of a group of specified companies that, at the time of selection, among other things, provided drilling, well-site management and related products and services for the oil service industry and whose common stock is registered under Section 12 of the Exchange Act. The issuers of the underlying shares were, at the time of selection, among the largest capitalized, most liquid companies in the oil service industry as measured by market capitalization and trading volume.

All disclosures contained in this pricing supplement regarding the Trust are derived from the publicly available documents described above. Furthermore, there can be no assurance that all events occurring prior to the date hereof, including events that would affect the accuracy or completeness of the publicly available documents described above, that would affect the trading price of the depository receipts issued by the Trust have been publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Trust could affect the price of the depository receipts issued by the Trust and therefore the trading prices of the notes.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the reference asset based on the weekly historical closing prices from January 2, 2004 through June 26, 2009. The closing price for the reference asset on June 29, 2009 was [●]. We obtained the closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

Historical Performance of the Oil Service HOLDRs^{SM} Trust Depositary Receipts



Source: Bloomberg Professional® service

Fee Adjustments

The sum of all fees, charges or taxes that would be payable to the Oil Service HOLDRs^{SM} Trust by the holder of one depository receipt of the reference asset, as further described in the reference issuer's registration statement most recently filed with the U.S. Securities and Exchange Commission (the "SEC"). Information filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended" (the "Exchange Act") by the Oil Service HOLDRs^{SM} Trust can be located by reference to the SEC file number "001-16311" on the SEC's website (http://www.sec.gov). We make no representation that these publicly available documents are accurate or complete. Furthermore, these publicly available documents may be amended or supplemented by the reference issuer without prior notice.

Market Disruption Events

If an ending averaging date or the final valuation date is not a scheduled trading day, then such ending averaging date or the final valuation date will be the next day that is a scheduled trading day. If a market disruption event (as defined below) exists on an ending averaging date or the final valuation date, then such ending averaging date or the final valuation date, as applicable, will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to an ending averaging date or the final valuation date on five consecutive scheduled trading days, then that fifth scheduled trading day will be the ending averaging date or the final valuation date, as applicable, and the calculation agent will determine the closing market price of the reference asset in good faith and in its sole discretion using its estimate of the exchange traded price for the reference asset that would have prevailed but for that market disruption event. If an ending averaging date is postponed, then each subsequent ending averaging date and the final valuation date will also be postponed by an equal number of scheduled trading days. If the final valuation date is postponed, then the maturity date will also be postponed by an equal number of scheduled trading days and no interest will be paid in respect of such postponement.

A "Market disruption event" means any scheduled trading day on which any relevant exchange or related exchange (as defined below) fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(a) the occurrence or existence of a condition specified below at any time:
    (i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to depository receipts of the reference asset, (B) relating to any underlying depository receipts of the reference asset or (C) in futures or options contracts relating to the reference asset or the underlying depository receipts of the reference asset, on any related exchange; or
    (ii) any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A), if applicable, to effect transactions in, or obtain market values for depository receipts of the reference asset, (B) to effect transactions in, or obtain market values for any underlying depository receipts of the reference asset, or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to the reference asset or the underlying depository receipts of the reference asset on any relevant related exchange; or
(b) the closure on any scheduled trading day of any relevant exchange relating to depository receipts of the reference asset or relating to any underlying depository receipts of the reference asset or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" means each exchange or quotation system on which futures or options contracts relating to the reference asset or the underlying depository receipts of the reference asset are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the reference asset or the underlying depository receipts of the reference asset has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the reference asset or the underlying depository receipts of the reference asset on such temporary substitute exchange or quotation system as on the original related exchange).

"Relevant exchange" means any primary exchange on which depository receipts of the reference asset or underlying depository receipts of the reference asset trade.

"Scheduled closing time" means, with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges for the reference asset are scheduled to be open for trading for depository receipts of the reference asset or the underlying depository receipts of the reference asset.

Dilution and Reorganization Adjustments
Following the declaration by a reference issuer of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the reference asset and, if so, will make such calculations and adjustments to the terms of the note as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the issue date of the notes:
(a) a subdivision, consolidation or reclassification of the depository receipts of the reference asset or any underlying shares (unless a merger event), or a free distribution or dividend of any depository receipts of the reference asset or any underlying shares to existing holders by way of bonus, capitalization or similar issue;
(b) a distribution or dividend to existing holders of depository receipts of the reference issuer or any underlying shares of (A) the reference asset or underlying shares, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the reference issuer equally or proportionately with such payments to holders of those

shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(c) an extraordinary dividend for the reference asset or any underlying share;

(d) a call by the relevant reference issuer in respect of depository receipts of the reference asset or by the issuer of any underlying shares that are not fully paid;

(e) a repurchase by the reference issuer of depository receipts of the reference asset or by the issuer of any underlying shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

(f) the making of any amendment or supplement to the terms of the depositary trust agreement; or

(g) any other similar event that may have a diluting or concentrative effect on the theoretical value of the depository receipts of the reference asset or any underlying shares.

Delisting or Suspension of Trading in the Depository Receipts of the Reference Asset and Termination of the Reference Asset

If the depository receipts of the reference asset are delisted from, or trading of depository receipts of the reference asset is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the depository receipts of the reference asset (any such trading successor or substitute securities, the "successor shares"), such successor shares will be deemed to be the reference asset for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor shares, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the notes.

If a termination event (as defined below) occurs, the calculation agent shall accelerate the maturity date to the day which is five business days after the announcement date (as defined below). On the accelerated maturity date, the issuer shall pay to each noteholder the payment at maturity and for the purposes of that calculation, the final value of the reference asset will be deemed to be the closing market price on the scheduled trading day immediately prior to the announcement date. In addition, the calculation agent shall adjust the payment at maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder. The "announcement date" means the day of the first public announcement of a termination event. The calculation agent will cause notice of the termination event and calculation of the final price as described above to be furnished to us and the trustee and we will provide notice thereof to registered holders of the notes.

A "termination event" means the occurrence of any event which would result in a dissolution of the reference asset and a distribution of all underlying depository receipts of the reference asset to holders of the reference asset, including, but not limited to:

(a) a delisting from trading of the reference asset on the relevant exchange whereby successor shares that the calculation agent determines to be comparable to the depository receipts of the reference asset are not listed or approved for trading on a major U.S. exchange or market;

(b) the resignation of the trustee of the reference without the appointment of a successor trustee;

(c) the vote of 75% of owners of the reference asset vote to dissolve and liquidate the reference asset; and

(d) any other event that would lead to the termination or liquidation of the reference asset.

Supplemental Plan of Distribution

J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee from the Issuer that will not exceed $5.00 per $1,000 face amount of notes.   See "Supplemental Plan of Distribution" on page S-51 in the prospectus supplement.